Algonquin Power & Utilities Corp. Completes
Acquisition of The Empire District Electric Company

OAKVILLE, Ontario – January 1, 2017 – Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN, NYSE: AQN) announced today that a subsidiary of Liberty Utilities Co. (“Liberty Utilities”), APUC's wholly-owned regulated utility business, successfully completed its acquisition of The Empire District Electric Company (“Empire”) for an aggregate purchase price of approximately Cdn$3.2 billion (the ”Transaction”). Empire is now a wholly-owned subsidiary of Liberty Utilities and will cease to be a publicly-held corporation.
With the closing of the Transaction, APUC has materially expanded its utility operations in the United States. APUC, through its 2,200 employees, now serves over 782,000 electric, gas, and water customers within its regulated utility business, and APUC’s portfolio of power generating facilities now contains both regulated and non-regulated power facilities with a total capacity of over 2,500 MW.
“Empire is highly complementary to the scope of our current operations, brings valuable scale to our existing utility business, and adds further support to our annual dividend growth target of 10% through significant accretion to per share cash flows and earnings,” said Ian Robertson, Chief Executive Officer of APUC. “The APUC and Empire teams have worked diligently to successfully bring our companies together, and we are excited about the many opportunities that our newly expanded platform brings to our growth prospects in North America.”
As previously announced, Empire’s shareholders will receive US$34.00 per common share which, including the assumption of approximately US$0.8 billion of debt at closing, represents an aggregate purchase price of approximately US$2.3 billion (Cdn$3.2 billion).
As a result of the closing, Empire’s common stock is being delisted from the New York Stock Exchange. Empire shareholders will be provided with instructions on how to receive the merger consideration for their shares by Wells Fargo, in its capacity as paying agent for the transaction.
APUC will issue shortly a final instalment notice (the “Final Instalment Notice”) notifying holders of its 5% convertible unsecured subordinated debentures (“Debentures”) represented by instalment receipts of the date for payment of the final instalment (the “Final Instalment Date”), which shall not be less than 15 days nor more than 90 days following the date of such notice in accordance with the terms of the instalment receipts. Additional details will be set out in the Final Instalment Notice regarding, among other things, the right of holders of Debentures who have paid the final instalment to receive a make-whole payment and to convert their Debentures into APUC common shares.

About Algonquin Power & Utilities Corp.
APUC is a North American diversified generation, transmission and distribution utility with $10 billion of total assets. The distribution business group provides rate regulated water, electricity and natural gas utility services to over 782,000 customers in the United States. The generation business group owns a portfolio of regulated and long term contracted North American based wind, solar, hydroelectric and thermal powered generating facilities representing more than 2,500 MW of installed capacity. The transmission business group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares, preferred shares, and instalment receipts are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, AQN.PR.D, and AQN.IR. APUC’s common shares are also listed on the New York Stock Exchange under the symbol AQN. Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

For Further Information:

Investor Inquiries Ian Tharp, CFA Vice President, Investor Relations Algonquin Power & Utilities Corp. 905-465-6770 ian.tharp@APUCorp.com	Media Communications Alison Holditch Investor Relations and Communications Specialist Algonquin Power & Utilities Corp. 905-465-6748 alison.holditch@APUCorp.com

Information Concerning Forward-Looking Statements
Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding expected benefits from the Transaction and the issuance of the final instalment notice. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management's discussion and analysis section of APUC's most recent annual report, quarterly report, and APUC's Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.